                                                Filed by: McLeodUSA Incorporated

                           Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                               Subject Company: Intelispan, Inc.
                                                  Commission File No.: 000-30359

[The following is the text from a press release dated March 19, 2001 which reported the acquisition of Intelispan, Inc.]


[McLeodUSA logo]                           [Intelispan logo]

   McLeodUSA Incorporated                       Intelispan, Inc.
   McLeodUSA Technology Park                    1720 Windward Concourse
   6400 C Street SW, PO Box 3177                Suite 100
   Cedar Rapids, IA 52406-3177                  Alpharetta, GA 30005
   Investor Contact:  Bryce E. Nemitz           Investor & Press Contact: Ponder Harrison
   Press Contact:  Bruce A. Tiemann             pharrison@intelispan.net
   mcleodusa_ir@mcleodusa.com                   ------------------------
   --------------------------                   www.intelispan.com
   Phone: (319) 790-7800                        ------------------
   Fax:   (319) 790-7767                        Phone: (678) 256-0300
                                                Fax:   (678) 256-0301

   FOR IMMEDIATE RELEASE

                        McLeodUSA to Acquire Intelispan

                       Acquisition Strengthens McLeodUSA
                 Virtual Private Network Products and Services

   Cedar Rapids, Iowa and Atlanta, Georgia - March 19, 2001 - McLeodUSA Incorporated (Nasdaq: MCLD) and Intelispan, Inc. (OTC BB: IVPN) jointly announced today they have signed a definitive merger agreement under which McLeodUSA will acquire Intelispan. The stock-for-stock transaction, which involves approximately $40 million of McLeodUSA common stock, provides McLeodUSA with a superior suite of Virtual Private Network (VPN) products and services. Upon closing, Intelispan will become a wholly-owned subsidiary of McLeodUSA Incorporated, managed by the McLeodUSA Network Services team led by Roy Wilkens. The new subsidiary, as well as its product and service portfolio will transition to the McLeodUSA name. The McLeodUSA One Functional NetworkSM will carry VPN products and services to current customers of Intelispan and to McLeodUSA customers nationwide.

   Under the terms of the transaction, which have been approved by the Boards of Directors of both companies, Intelispan shareholders will receive approximately 0.03 of a share of McLeodUSA Class A common stock for each share of Intelispan common stock. McLeodUSA will issue up to 3.5 million new shares in order to complete the transaction. The transaction will be accounted for as a purchase and is expected to qualify as a tax-free


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   reorganization.  Closing is anticipated during second quarter 2001.  Closing is subject to approval by the shareholders of Intelispan as well as other customary closing conditions.

   "This combination will strengthen the data product offerings the rapidly growing McLeodUSA sales force will be able to offer to our business and wholesale customers," said Roy Wilkens, President and CEO of McLeodUSA Network Services. "The team at Intelispan has created a VPN product portfolio that we believe to be `best in class.' Two differentiating features, the `Automated Diagnostic Tool' and the `One Button Dialer,' reduce set-up and ongoing telecommunications costs to business customers. The versatility and security of VPNs allow corporate America to expand the walls of the corporate enterprise to anywhere the workforce requires access. Intelispan has led the way in creating a superior set of VPN-related products and services, providing secure e-mobility to business customers."

   "We are pleased to be joining forces with the highly respected team at McLeodUSA," said Intelispan CEO Lee Provow, who will assume a senior management role at McLeodUSA upon closing. "Several of the senior management team at Intelispan have worked with Roy Wilkens and his team in the past at other telecom ventures and we are excited about the opportunity to join forces once again. I believe there is real power in combining the McLeodUSA data network with the Intelispan VPN product suite. Current and future customers will begin to see the benefit of this merger within a very few months."

   About McLeodUSA
   ---------------

   McLeodUSA, one of the nation's top telecommunications companies, provides selected telecommunications services to customers nationwide. Integrated communications services including local services are currently available in many Midwest, Southwest, Northwest and Rocky Mountain states; long distance, advanced data and Internet services are available in all 50 states. McLeodUSA is a facilities-based telecommunications provider with 396 ATM switches, 50 voice switches, approximately 1.1 million local lines and more than 10,700 employees.

   The Company's network is capable of transmitting integrated next-generation data, Internet, video and voice services, reaching 800 cities and 90 percent of the U.S. population. In the next 12 months, McLeodUSA plans to distribute 33 million telephone directories in 26 states, serving a population of 56 million. McLeodUSA is a Nasdaq-100 company traded under the symbol MCLD.
   The Company's Web site is available at www.mcleodusa.com.
                                          -----------------

   About Intelispan
   ----------------

   Intelispan is a managed network solutions company specializing in secure business-to-business communications. Targeted at emerging and traditional companies and divisions experiencing high growth and rapid transition in the new economy, the company's total managed network solutions provide complete, turnkey development and management of next-generation communications networks on an outsourced basis.

   Utilizing a comprehensive suite of solutions built around secure Internet Protocol (IP) networking, Intelispan provides a full line of virtual private networks (VPNs), as well as advanced network design, enterprise class network monitoring and project management. The

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   company also designs, builds and services data communications networks. More information about Intelispan can be found on its Internet site at www.intelispan.com.
   ------------------

Some of the statements contained in this press release discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect the predictions of McLeodUSA. Actual events or results may differ substantially. Important factors that could cause actual events or results of McLeodUSA to be materially different from the forward-looking statements include availability of financing and regulatory approvals, the number of potential customers in a target market, the existence of strategic alliances or relationships, technological, regulatory or other developments in the industry, changes in the competitive climate in which McLeodUSA operates and the emergence of future opportunities. These and other applicable risks are summarized under the caption "Risk Factors" in the McLeodUSA Rule 424 Prospectus Supplement dated January 4, 2001 which is filed with the Securities and Exchange Commission.

Intelispan and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Intelispan's shareholders to approve the transaction. A detailed list of the names and interests of Intelispan's directors and officers is contained in Intelispan's Prospectus dated February 1, 2001 which is filed with the Securities and Exchange Commission.

A Registration Statement relating to the McLeodUSA securities to be issued in the merger has not yet been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the applicable Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

McLeodUSA and Intelispan will file a proxy statement / prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission.
Investors and security holders are urged to read the proxy statement / prospectus, when it becomes available, because it will contain important information. A definitive proxy statement / prospectus will be sent to security holders of Intelispan seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when they are available) and other documents filed by McLeodUSA and Intelispan with the Commission at the Commission's web site at www.sec.gov. The definitive proxy statement / prospectus and other documents may also be obtained for free by directing a request to:

Intelispan                  or        McLeodUSA
1720 Windward Concourse               PO Box 3177
Suite 100                             Cedar Rapids, IA 52406-3177
Alpharetta, GA 30005                  Attn: Investor Relations
Attn: Investor Relations              319-790-7800
(678) 256-0300


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